UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On September 6, 2015, Intec Pharma Ltd. (the “Company”) published an immediate report in Israel reporting that, in accordance with Article 35GG(1) of the Israeli Securities Law, 5728-1968, and with the approval of the shareholders of the Company on July 16, 2015, subsequent to the date of the immediate report the Company will report in accordance with the U.S. Securities Exchange Act of 1934, as amended, in accordance with Section 5c of the Israeli Securities Law, 5728-1968.

A copy of the immediate report is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.
Date: September 8, 2015
	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Intec Pharma Ltd. Immediate Report dated September 6, 2015.